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SEC MAIL PROCESSING SECTION
RECEIVED
JUN 25 2007
WASH. D.C.
186

PROCESSED
JUN 29 2007
THOMSON FINANCIAL

June 25, 2007

SUPPL

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amendment to The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The Sage Group plc, a public limited company organized under the laws of England and Wales (the "Company"), submitted an application for exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the Securities and Exchange Commission (the "Commission") on June 16, 2003 (as last updated on June 1, 2007, the "Exemption Application"). On behalf of the Company, pursuant to Rule 12g3-2(f), we submit this amendment to the Exemption Application to inform the Commission of the Company's intention to publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet Web site, rather than furnish such information to the Commission. In accordance with Rule 12g3-2(f)(2), the address of the Company's Internet web site is http://www.sage.com/.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to our messenger who has been instructed to wait. Please do not hesitate to call Marc R. Packer at (650) 470-4630 or Melissa A. Schmelzer at (650) 470-4593 with any questions regarding this amendment to the Exemption Application.

dlw 6/26

Very truly yours,

Melissa A. Schmelzer

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

END